CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$6,365,000	$819.81

(1)                       Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 21, 2014	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated July 19, 2013, the 333-130098	Registration No. 333-190038
Prospectus Supplement dated July 19, 2013
and the Index Supplement dated July 19, 2013)

$6,365,000 Callable Barrier Dual Range Accrual Notes due February 26, 2024 Linked to the Performance of the Russell 2000® Index and EURO STOXX 50® Index Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Initial Valuation Date:	February 21, 2014
Issue Date:	February 26, 2014
Final Valuation Date*:	February 21, 2024
Maturity Date**:	February 26, 2024, subject to early redemption (as set forth below)
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Assets:	Reference Asset	Bloomberg Ticker Symbol	Initial Level	Knock-In Barrier Level	Accrual Barrier Level
	EURO STOXX 50® Index (the “EURO STOXX 50 Index”)	SX5E<Index>	3,131.67	1,565.84	2,348.75
	Russell 2000® Index (the “Russell 2000 Index”)	RTY<Index>	1,164.63	582.32	873.47
The EURO STOXX 50 Index and the Russell 2000 Index are each referred to in this pricing supplement as an “Index” and collectively as the “Indices” or “Reference Assets”.
Contingent Coupon:

For each $1,000 principal amount of Note, you will receive a quarterly Contingent Coupon, if any, for each Accrual Period on the applicable Contingent Coupon Payment Date, calculated as follows:

($1,000 x Above Accrual Barrier Level Rate x the applicable Accrual Factor) divided by 4

Above Accrual Barrier Level Rate:	9.20% per annum
Accrual Periods:	Each three month period from and including a Valuation Date (or, in the case of the first Accrual Period, the Initial Valuation Date) to but excluding the following Valuation Date.
Accrual Factor:

For any Accrual Period, the number of Trading Days in that Accrual Period on which the Index Closing Level of each Index is greater than or equal to its Accrual Barrier Level divided by the total number of Trading Days in that Accrual Period.

Contingent Coupon Payment Dates***:

Quarterly, five Business Days following each Valuation Date, except that the final Contingent Coupon Payment Date will be the Maturity Date (or the earlier date on which we redeem the Notes, if applicable).

Valuation Dates:

Quarterly, on the 21st day of each May, August, November and February (or if such day is not a Trading Day, the next following Trading Day), beginning on the Initial Valuation Date and ending on the Final Valuation Date.

Initial Level:	For each Index, the Index Closing Level of the Index on the Initial Valuation Date as set forth in the table above.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price†	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	3.25%	96.75%
Total	$6,365,000.00	$6,365,000.00	$206,862.50	$6,158,137.50

‡Barclays Capital Inc. will receive commissions from the Issuer equal to 3.25% of the principal amount of the Notes, or $32.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions or fees or commissions. In such circumstances, Barclays Capital Inc. will also forgo some or all commissions paid to it by the Issuer. As such, the public offering price for investors purchasing the Notes in fee-based advisory accounts may be as low as $967.50 per Note.

†Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $926.90 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-1 of this pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Final Level:	For each Index, the Index Closing Level of the Index on the Final Valuation Date.
Accrual Barrier Level:	With respect to an Index, 75.00% of its corresponding Initial Level. The Accrual Barrier Level for each Index is set forth in the table above, which appears under the caption “Reference Assets”.
Early Redemption at the Option of the Issuer:

Beginning on the Contingent Coupon Payment Date following the Valuation Date scheduled to occur on February 23, 2015, and on each quarterly Contingent Coupon Payment Date thereafter, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price set forth below, provided the Issuer gives at least five business days’ prior written notice to the trustee.  If the Issuer exercises its redemption option, the quarterly Contingent Coupon Payment Date on which the Issuer so exercises the redemption option will be referred to as the “Early Redemption Date”.

Redemption Price:

If the Issuer exercises its redemption option on any Contingent Coupon Payment that it may exercise such option (pursuant to the “Early Redemption at the Option of the Issuer” provision), you will receive on the applicable Early Redemption Date 100% of the principal amount of your Notes together with any Contingent Coupon Payment that may be due on such date.

Payment at Maturity:

The payment you will receive (subject to our credit risk) on the Maturity Date will depend on the performance of the Lesser Performing Reference Asset and whether a Knock-In Event occurs. Subject to the Early Redemption provision, the payment at maturity will be determined as follows:

•                   If a Knock-In Event does not occur, $1,000 per $1,000 principal amount Note;

•                   If a Knock-In Event occurs, an amount calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 x Reference Asset Return of the Lesser Performing Reference Asset]

If a Knock-In Event occurs, your payment at maturity (excluding any final Contingent Coupon payment) will be less than, and possibly significantly less than, $500 per Note.  You should not invest in the Notes unless you are willing and able to bear the risk of losing a significant portion, and up to all, of your investment. The payment at maturity will be based solely on the Reference Asset Return of the Lesser Performing Reference Asset and the performance of the Reference Asset that is not the Lesser Performing Reference Asset will not be taken into account for purposes of calculating any payment at maturity under the Notes.  Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Knock-In Event:	A Knock-In Event occurs if, as determined by the Calculation Agent, the Final Level of either Reference Asset is less than the Knock-In Barrier Level applicable to such Reference Asset.
Knock-In Barrier Level:	With respect to an Index, 50.00% of its corresponding Initial Level. The Knock-In Barrier Level for each Index is set forth in the table above, which appears under the caption “Reference Assets”.
Reference Asset Return:	With respect to a Reference Asset, the performance of such Reference Asset from its Initial Level to its Final Level, calculated as follows: Final Level – Initial Level Initial Level
Lesser Performing Reference Asset:	The Reference Asset with the lower Reference Asset Return, as calculated in the manner set forth above.
Index Closing Level:

With respect to the EURO STOXX 50 Index, for any Trading Day, the closing value of the EURO STOXX 50 Index published at the regular weekday close of trading on that Trading Day as displayed on Bloomberg Professional® service page “SX5E <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

With respect to the Russell 2000 Index, for any Trading Day, the closing value of the Russell 2000 Index published at the regular weekday close of trading on that Trading Day as displayed on Bloomberg Professional® service page “RTY <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing value of an Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying Prospectus Supplement.

Trading Day:

A day (i) that is a scheduled trading day with respect to both Indices and (ii) in which a market disruption event does not occur in respect of either Index.The term “scheduled trading day”, with respect to an Index, has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying Prospectus Supplement. For a description of what constitutes a Market Disruption Event with respect to the Indices, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Business Days/ Business Day Convention:	New York and London / Following; Unadjusted
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741T5X1 / US06741T5X18

*                   Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement and “Selected Purchase Considerations—Market Disruption Events” in this pricing supplement.

**              Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes–-Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement and “Selected Purchase Considerations—Market Disruption Events” in this pricing supplement.

***       If such day is not a business day, payment will be made on the immediately following business day with the same force and effect as if made on the specified date.  No additional interest will accrue as a result of delayed payment.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six (6) months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.

HYPOTHETICAL CONTINGENT COUPON PAYMENTS ON THE NOTES

The Notes may pay a quarterly Contingent Coupon payment on each Contingent Coupon Payment Date depending on the Index Closing Level of each Index on each Trading Day during the Accrual Period, the Above Accrual Barrier Level Rate and Accrual Factor. The following illustrates the process by which the Contingent Coupon payment is determined for any such Accrual Period.

For purposes of these examples, we assume that the Issuer has not exercised the “Early Redemption at the Option of the Issuer” provision. If the Notes are redeemed by the Issuer on any Contingent Coupon Payment Date in which the Issuer may do so, the investor would receive on the Early Redemption Date an amount in cash per Note equal to $1,000 plus the related Contingent Coupon payment, if any. In that case, the investor will not receive any additional payments following the redemption.

Contingent Coupon Calculation

Step 1: Calculate the Accrual Factor.

The Accrual Factor for any Accrual Period is a fraction, where the numerator reflects the number of Trading Days in that Accrual Period on which the Index Closing Level of each Index is (or is deemed to be) equal to or greater than its Accrual Barrier Level, and the denominator reflects the total number of Trading Days in that Accrual Period.

For each Trading Day in an Accrual Period on which the Index Closing Level of each Index is (or is deemed to be) equal to or greater than to its Accrual Barrier Level, interest will accrue on such date at the Above Accrual Barrier Level Rate. Conversely, for each Trading Day in an Accrual Period on which the Index Closing Level of either Index is (or is deemed to be) less than its Accrual Barrier Level, no interest will accrue. Stated differently, the per annum contingent coupon rate applicable to an Accrual Period will decrease in proportion to the number of Trading Days in such Accrual Period that the Index Closing Level of either Index is less than its Accrual Barrier Level. As such, the maximum possible per annum contingent coupon rate for any Accrual Period will be equal to the Above Accrual Barrier Level Rate, and the minimum possible per annum contingent coupon rate for any Accrual Period could potentially be zero (see “Selected Risk Factors—No Regular Fixed Interest Payments; Any Contingent Coupon Payment For Any Accrual Period Will Depend on the Index Closing Levels of the Reference Assets on each Trading Day During Such Accrual Period” below).

Step 2: Calculate the Per Annum Contingent Coupon Rate for an Accrual Period.

For each Accrual Period, the quarterly contingent coupon will be payable at an annual rate (which we refer to as the “per annum contingent coupon rate”) equal to (a) the Above Accrual Barrier Level Rate times (b) the Accrual Factor. The per annum contingent coupon rate calculated for any quarterly Accrual Period is applicable only to that quarterly Accrual Period; the quarterly Contingent Coupon for each quarterly Accrual Period will vary and may be zero.

Step 3: Calculate the Contingent Coupon for an Accrual Period.

The quarterly contingent coupon payment per $1,000 principal amount Note for any quarterly Accrual Period will equal the product of $1,000 and the per annum contingent coupon rate applicable to that quarterly Accrual Period divided by 4.  The quarterly Contingent Coupon for each Accrual Period will be payable on the related Contingent Coupon Payment Date. No adjustments to the amount of any quarterly Contingent Coupon will be made in the event any Contingent Coupon Payment Date is not a business day. Payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date.

Hypothetical Contingent Coupon Payments for a Single Hypothetical Accrual Period

The table and examples below illustrate hypothetical Contingent Coupon payments on a $1,000 principal amount Note for a single hypothetical Accrual Period.  The table below assumes an Above Accrual Barrier Level Rate of 9.20% per annum and assumes that the hypothetical Accrual Period has a total of 60 Trading Days.  The Contingent Coupon payments set forth below are provided for illustrative purposes only.  The actual Contingent Coupon payments applicable to a purchaser of the Notes will depend on the number of Trading Days in that Accrual Period on which the Index Closing Level of each Index is (or is deemed to be) equal to or greater than its Accrual Barrier Level and the actual total number of Trading Days in that Accrual Period.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Indices. Numbers in the table below have been rounded for ease of analysis.

Above Accrual Barrier Level Rate (per annum)	Number of Trading Days in Accrual Period on which the Index Closing Level of each Index is greater than or equal to its respective Accrual Barrier Level	Accrual Factor[1]	Per Annum Contingent Coupon Rate[2]	Quarterly Contingent Coupon Payment (per $1,000 Note) [3]
9.20%	60	100%	9.20%	$23.00
9.20%	30	50%	4.60%	$11.50
9.20%	15	25%	2.30%	$5.75
9.20%	0	0%	0.00%	$0.00

1.The accrual factor is equal to the number of  Trading Days in that Accrual Period on which the Index Closing Level of each Index is equal to or greater than its Accrual Barrier Level divided by the total number of Trading Days in that Accrual Period.

2. The per annum contingent coupon rate is equal to the product of (1) the Above Accrual Barrier Level Rate and (2) the applicable Accrual Factor. No interest will accrue for any Trading Days in the Accrual Period on which the Index Closing Level of both of the Indices was less than its Accrual Barrier Level.

3. The quarterly Contingent Coupon Payment equals the product of $1,000 and the per annum contingent coupon rate applicable to that quarterly Accrual Period divided by 4.

Example 1: If, on every Trading Day during the relevant Accrual Period, the Index Closing Level of each Index is equal to or greater than its Accrual Barrier Level, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Accrual Barrier Level Rate of 9.20% per annum would accrue for every Trading Day in the Accrual Period. As a result, the per annum contingent coupon rate for that Accrual Period would be equal to the Above Accrual Barrier Level Rate of 9.20%, the maximum per annum contingent coupon rate for any Accrual Period, and you would receive a quarterly Contingent Coupon payment of $23.00 per $1,000 principal amount of Notes on the related quarterly Contingent Coupon Payment Date, calculated as follows:

($1,000 x Above Accrual Barrier Level Rate x Accrual Factor)  / 4 = Contingent Coupon

($1000 x 9.20% x 100%) / 4 = $23.00

Example 2: If the Index Closing Level of each Index is equal to or greater than its Accrual Barrier Level on 25.00% of the Trading Days in the relevant Accrual Period, but less than the Accrual Barrier Level on the other 75.00% of the relevant Trading Days, the related Accrual Factor would equal 25.00%, or 0.25. In this case, the Above Accrual Barrier Level Rate of 9.20% would accrue for 25.00% of the Trading Days in that Accrual Period, while no interest would accrue for the remaining 75.00% of the Trading Days in that Accrual Period. As a result, the per annum contingent coupon rate for that Accrual Period would be 2.30%, calculated as follows:

Above Accrual Barrier Level Rate x Accrual Factor = Per Annum Contingent Coupon Rate

9.20% x 0.25 = 2.30%

Based on the per annum contingent coupon rate for the relevant Accrual Period determined per the above, you would receive a quarterly Contingent Coupon payment of $5.75 per $1,000 principal amount of Notes on the related quarterly Contingent Coupon Payment Date, calculated as follows:

($1,000 x Above Accrual Barrier Level Rate x Accrual Factor)  / 4 = Contingent Coupon

($1,000 x 9.20% x 0.25) / 4 = $5.75

Example 3: If, on every Trading Day during the relevant Accrual Period, the Index Closing Level of each Index is less than its Accrual Barrier Level, the related Accrual Factor would equal 0%, or 0.0. In this case, no interest would accrue on any Trading Day in the Accrual Period. As a result, the per annum contingent coupon rate for that Accrual Period would be equal to 0.00%, and you would receive no Contingent Coupon payment on the related quarterly Contingent Coupon Payment Date (the Contingent Coupon would be $0).

Hypothetical Payments at Maturity Assuming a Range of Performances for the Indices (Excludes any Contingent Coupon Payable at Maturity)

The following steps and table illustrate the hypothetical payment at maturity calculations.  The hypothetical payment at maturity calculations set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table have been rounded for ease of analysis.  Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Level of the EURO STOXX 50 Index is 3,131.67, (ii) the Initial Level of the Russell 2000 Index is 1,164.63, (iii) the Knock-In Barrier Level with respect to the EURO STOXX 50 Index is 1,565.84 (the Initial Level of the EURO STOXX 50 Index multiplied by 50.00%, rounded to the nearest hundredth), (iv) the Knock-In Barrier Level with respect to the Russell 2000 Index is 582.32 (the Initial Level of the Russell 2000 Index multiplied by 50.00%, rounded to the nearest hundredth), and (v) the Notes are not redeemed prior to maturity pursuant to “Early Redemption at the Option of the Issuer” as described above.  The calculations set forth below do not take into account any tax consequences from investing in the Notes.

Step 1: Determine Whether a Knock-In Event Occurs.

A Knock-In Event occurs if, as determined by the Calculation Agent, the Final Level of either Index is less than its Knock-In Barrier Level. If a Knock-In Event occurs, the payment at maturity will depend on the Reference Asset Return of the Lesser Performing Reference Asset, as described below.

If a Knock-In Event does not occur, you will receive at maturity, in addition to any Contingent Coupon payment, a payment equal to the principal amount of your Notes.

Step 2: If a Knock-In Event Occurs, Determine Which Index is the Lesser Performing Reference Asset Based on the Reference Asset Return of each Index.

To determine which Index is the Lesser Performing Reference Asset on the Final Valuation Date, the Calculation Agent will need to calculate the Reference Asset Return of each Index on such date. The Reference Asset Return of an Index is equal to the performance of such Index from its Initial Level to its Closing Level on the Final Valuation Date (referred to as the “Final Level”), calculated by the Calculation Agent as follows:

Final Level – Initial Level
Initial Level

The Index with the lower Reference Asset Return will be the Lesser Performing Reference Asset.

Step3: Based on the Reference Asset Return of the Lesser Performing Reference Asset, Calculate the Payment at Maturity

If a Knock-In Event occurs, you will receive a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as the sum of the (i) principal amount of your Notes plus (ii) product of (a) principal amount of your Notes multiplied by (b) the Reference Asset Return of the Lesser Performing Index.

The following table illustrates the hypothetical payments at maturity assuming a range of performances for the Indices:

Russell 2000 Index Final Level	EURO STOXX 50 Index Final Level	Russell 2000 Index Return	EURO STOXX 50 Index Return	Reference Asset Return of the Lesser Performing Reference Asset	Payment at Maturity* (Not including any Contingent Coupon payment)
2,387.50	6,576.51	105.00%	110.00%	105.00%	$1,000.00
2,212.80	6,263.34	90.00%	100.00%	90.00%	$1,000.00
2,154.57	5,793.59	85.00%	85.00%	85.00%	$1,000.00
1,979.87	5,637.01	70.00%	80.00%	70.00%	$1,000.00
1,921.64	5,323.84	65.00%	70.00%	65.00%	$1,000.00
1,746.95	4,854.09	50.00%	55.00%	50.00%	$1,000.00
1,688.72	4,540.92	45.00%	45.00%	45.00%	$1,000.00
1,514.02	4,384.34	30.00%	40.00%	30.00%	$1,000.00
1,455.79	4,071.17	25.00%	30.00%	25.00%	$1,000.00
1,281.10	3,601.42	10.00%	15.00%	10.00%	$1,000.00

Russell 2000 Index Final Level	EURO STOXX 50 Index Final Level	Russell 2000 Index Return	EURO STOXX 50 Index Return	Reference Asset Return of the Lesser Performing Reference Asset	Payment at Maturity* (Not including any Contingent Coupon payment)
1,164.63	3,131.67	0.00%	0.00%	0.00%	$1,000.00
1,281.10	2,975.09	10.00%	-5.00%	-5.00%	$1,000.00
1,048.17	3,053.38	-10.00%	-2.50%	-10.00%	$1,000.00
1,187.92	2,661.92	2.00%	-15.00%	-15.00%	$1,000.00
931.71	2,192.17	-20.00%	-30.00%	-30.00%	$1,000.00
698.78	2,505.34	-40.00%	-20.00%	-40.00%	$1,000.00
931.71	1,565.84	-20.00%	-50.00%	-50.00%	$1,000.00
570.67	1,879.00	-51.00%	-40.00%	-51.00%	$490.00
698.78	1,252.67	-40.00%	-60.00%	-60.00%	$400.00
349.39	1,565.84	-70.00%	-50.00%	-70.00%	$300.00
291.16	626.33	-75.00%	-80.00%	-80.00%	$200.00
116.46	626.33	-90.00%	-80.00%	-90.00%	$100.00
58.23	0.00	-95.00%	-100.00%	-100.00%	$0.00

*per $1,000 principal amount Note

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The EURO STOXX 50 Index increases from an Initial Level of 3,131.67 to a Final Level of 4,071.17 and the Russell 2000 Index increases from an Initial Level of 1,164.63 to a Final Level of 1,455.79.

Because the Final Level of each Index is greater than its Knock-In Barrier Level, a Knock-In Event has not occurred.  As such, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 2: The EURO STOXX 50 Index decreases from an Initial Level of 3,131.67 to a Final Level of 1,252.67 and the Russell 2000 Index decreases from an Initial Level of 1,164.63 to a Final Level of 698.78.

Because the Final Level of the EURO STOXX 50 Index is less than its Knock-In Barrier Level, a Knock-In Event has occurred. Because the Reference Asset Return of the EURO STOXX 50 Index is less than the Reference Asset Return of the Russell 2000 Index, the EURO STOXX 50 Index is the Lesser Performing Reference Asset.  Because the Reference Asset Return of the Lesser Performing Reference Asset is equal to -60.00%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return of the Lesser Performing Reference Asset]

$1,000 + [$1,000 x -60.00%] = $400.00

SELECTED PURCHASE CONSIDERATIONS

•                  Market Disruption Events— The Final Valuation Date and the Maturity Date are subject to postponement in the event of a Market Disruption Event with respect to either Index.   If the Calculation Agent determines that on the Final Valuation Date, a Market Disruption Event occurs or is continuing in respect of either Index, the Final Valuation Date will be postponed.  If such postponement occurs, the Final Levels of the Indices shall be determined using the Index Closing Levels of the Indices on the first following scheduled trading day on which no Market Disruption Event occurs or is continuing in respect of either Index.  In no event, however, will the Final Valuation Date be postponed by more than five scheduled trading days.  If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either or both Indices on such fifth day, the Calculation Agent will determine the Final Level of the Index unaffected by such Market Disruption Event using the Index Closing Level of such Index on such fifth day, and will make an estimate of the Index Closing Level of the Index(ices) affected by such Market Disruption Event that would have prevailed on such fifth day in the absence of such Market Disruption Event. In the event that the Final Valuation Date is postponed, the Maturity Date will be the third Business Day following the Final Valuation Date, as postponed.

o                 For a description of what constitutes a Market Disruption Event with respect to the Indices, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

•                  Adjustments to the Indices—The payment you will receive on the Early Redemption Date or at maturity, as applicable, may be subject to adjustment in certain circumstances.  For a description of adjustments that may affect the Indices, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the accompanying prospectus supplement.

•                  Exposure to the Equities Comprising the Respective Indices—Any payments due under the Notes are linked to the performance of the Indices. As such, the investor may be exposed to the performance (which may be negative) of both the EURO STOXX 50 Index or the Russell 2000 Index.  The EURO STOXX 50 Index is comprised of fifty European blue-chip companies from within the Eurozone portion of the STOXX 600 Supersector indices. For additional information about the EURO STOXX 50 Index, see “Information Regarding the Indices – Description of the EURO STOXX 50® Index” below and “Non-Proprietary Indices—Equity Indices—EURO STOXX 50® Index” in the accompany index supplement.

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information about the Russell 2000 Index, see the information set forth under “Information Regarding the Indices—Description of the Russell 2000 Index” in this pricing supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, except as described under “Non-U.S. Holders” below, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Reference Assets.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any Contingent Coupons you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes.  Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued Contingent Coupons that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of any Contingent Coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN.  ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the Contingent Coupons (if any) that are paid on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

For a further discussion of the tax treatment of your Notes and the Contingent Coupons to be paid on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any Contingent Coupon at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any Contingent Coupons it pays to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.”  Pursuant to regulations proposed by the Internal Revenue Service and the Treasury Department under Section 871(m) of the Internal Revenue Code, payments on financial instruments (such as the Notes) that reference underlying securities that are equity interests in U.S. corporations could be treated, in whole or in part depending on the circumstances, as dividend equivalents that are subject to tax at a rate of 30% (or a lower rate under the dividend provision of an applicable treaty), which would be satisfied by withholding.  This withholding may be required even in the absence of any dividend-linked payments pursuant to the instrument.  This withholding tax would only apply with respect to payments made on or after the later of January 1, 2016 and the date these regulations are published in final form.  In addition, this withholding tax would only apply to instruments acquired on or after March 5, 2014, and therefore such tax would not apply to initial purchasers of Notes.  The proposed regulations would exempt from this withholding financial instruments that reference certain “qualified indices.”  Although the matter is not entirely clear, the only Reference Asset that references equity interests in U.S. corporations is the Russell 2000 Index, which is likely to be treated as a qualified index for these purposes, in which case payments on your Notes would not be subject to withholding tax under Section 871(m) of the Internal Revenue Code. Moreover, such tax would only apply if the value of the Russell 2000 Index had declined so far by the time of acquisition that the value of the Notes was at that time correlating with the value of the Russell 2000 Index with a “delta” of 0.7 or greater. However, the application of the proposed regulations to the Reference Assets is not entirely clear and the Russell 2000 Index could fall substantially in value. It is therefore conceivable that withholding will apply if you purchase your Notes on or after March 5, 2014. If you purchase your Notes on or after March 5, 2014, you should consult your tax advisor concerning the potential application of these regulations to any payments you receive with respect to your Notes.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement and index supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•                  Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

•                  “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise);

•                  “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level.

In addition to the risks described above, you should consider the following:

•                  No Regular Fixed Interest Payments; Any Contingent Coupon Payment For Any Accrual Period Will Depend on the Index Closing Levels of the Reference Assets on each Trading Day During Such Accrual Period— The Notes differ from those of ordinary debt securities in that they do not provide for the regular fixed payment(s) of interest.  The amount of interest payable on the Notes for any Accrual Period is dependent or contingent on whether the Index Closing Level of each Index is greater than or equal to the Accrual Barrier Level on each Trading Day during a given Accrual Period. For each Trading Day in an Accrual Period on which the Index Closing Level of each Index is (or is deemed to be) greater than or equal to its Accrual Barrier Level, the Above Accrual Barrier Level Rate will accrue; conversely, for each Trading Day in an Accrual Period on which the Index Closing Level of either Index is less than its Accrual Barrier Level, no interest will accrue. As a result, if the Index Closing Level of either Index is less than its Accrual Barrier Level on one or more Trading Days during an Accrual Period, then the per annum contingent coupon rate for that Accrual Period, and the Contingent Coupon payable on the related Contingent Coupon Payment Date, will decrease in proportion to the number of Trading Days in the Accrual Period that the Index Closing Level of either Index is less than its Accrual Barrier Level. Accordingly, in such circumstances you would not receive the maximum possible per annum contingent coupon rate for that Accrual Period. If, on every Trading Day in an Accrual Period, the Index Closing Level of either Index is less than its Accrual Barrier Level, then you would not receive a Contingent Coupon payment on the related Contingent Coupon Payment Date. Furthermore, if the Index Closing Level of either Index is less than its Accrual Barrier Level on every Trading Day in every Accrual Period, then you would not receive any Contingent Coupon payments on your Notes. As such, the Notes are not a suitable investment for investors who require regular fixed income payments, since the Contingent Coupon payments are variable and may be zero.

•                  Your Investment in the Notes May Result in a Loss; No Principal Protection— The Notes do not guarantee any return of principal at maturity.  The payment at maturity depends on whether a Knock-In Event occurs, in which case, you will be fully exposed to the depreciation in the Lesser Performing Reference Asset.  In this case, the payment at maturity will be less than $500 per $1,000 principal amount Note, and you may lose your entire investment if the Final Level of the Lesser Performing Reference Asset is zero.

•                  The Payment at Maturity of Your Notes is Not Based on the Level of either Index at Any Time Other than the Index Closing Level of each Index on the Final Valuation Date—The Final Level of the Indices will be based solely on the Index Closing Level of the Indices on the Final Valuation Date. Therefore, if the level of the Indices drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of either of the Indices prior to such drop.

•                  If A Knock-In Event Occurs, the Amount Payable at Maturity (Other Than Any Contingent Coupon Payment) is Solely Linked to the Reference Asset Return and Final Level of the Lesser Performing Reference Asset—If a Knock-In Event occurs, any amount payable at maturity (other than any final Contingent Coupon payment) will be linked solely to the Reference Asset Return of the Lesser Performing Index.  The payment at maturity, if any, will not reflect the performance of the Index that is not the Lesser Performing Reference Asset.  Accordingly, your investment in the Notes will result in a return that is less, and may be substantially less, than an investment that is linked to the Index that is not the Lesser Performing Reference Asset.

•                You Will Not Receive More Than the Principal Amount of Your Notes at Maturity; No Participation in any Appreciation of either Index —At maturity, in addition to any final Contingent Coupon payment, you will not receive more than the principal amount of your Notes, even if the Reference Asset Return of the Lesser Performing Reference Asset is greater than 0.00%.  The total payment you receive over the term of the Notes will never exceed the principal amount of your Notes plus the Contingent Coupon payments, if any, paid during the term of the Notes. Accordingly, an investment in the Notes is not equivalent to making a direct investment in either Index or their underlying components.

•                The Occurrence of a Market Disruption Event May Adversely Affect Your Return—If a Market Disruption Event (as described above) occurs during any Accrual Period, the total number of Trading Days during such Accrual Period will be reduced, even if a Market Disruption Event occurs in respect of only one Reference Asset.  Similarly, if any day during any Accrual Period is a scheduled trading day in respect of only one Reference Asset, the total number of Trading Days during such Accrual Period will be reduced. Any such reduction in the number of Trading Days during such Accrual Period will magnify the relative weighting of any Trading Day on which the Index Closing level of any Reference Asset is less than is Accrual Barrier relative to the total number of Trading Days during such Accrual Period.  Under these circumstances, your Contingent Coupon payment could be less than if a Market Disruption Event had not occurred.

•                  Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this pricing supplement, the Issuer may redeem your Notes (in whole but not in part) at its sole discretion without your consent at the Redemption Price on any quarterly Contingent Coupon Payment Date, beginning on or after the Contingent Coupon Payment Date following the Valuation Date scheduled to occur on February 23, 2015, provided the Issuer gives at least five Business Days’ prior written notice to the trustee. As such, the term of the Notes may be as short as one (1) year.

If the Issuer exercises its redemption option, you will receive on the applicable Early Redemption Date a cash payment equal to 100% of the principal amount of your Notes together with any Contingent Coupon payment that may be due on such date. This amount may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Early Redemption Date in a comparable investment with similar risk and yield. No additional payments will be due after the Early Redemption Date and, as such, you will lose the opportunity to continue to accrue and be paid Contingent Coupons from the Early Redemption Date to the scheduled Maturity Date.  The Issuer’s right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold which may impede your ability to realize any market appreciation in the value of your Notes.

•                Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•                Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                Historical Performance of the Indices Should Not Be Taken as Any Indication of the Future Performance of the Indices Over the Term of the Notes—The historical performance of the Indices is not an indication of the future performance of the Indices over the term of the Notes.  Therefore, the performance of the Indices over the term of the Notes may bear no relation or resemblance to the historical performance of the Indices.

•                Holding the Notes is not the Same as Owning Directly the Indices, or the Underlying Constituents of the Indices; No Dividend Payments or Voting Rights—Holding the Notes is not the same as investing directly the underlying constituents/components of the Indices.  The return on your Notes will not reflect the return you would realize if you actually purchased the underlying constituents/components of the Indices. As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising either of the Indices, would have.

•                Certain Considerations Related to Equity Indices Whose Underlying Constituents are Small Capitalization Stocks—The stocks that constitute the Russell 2000 Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•                  The Notes are Subject to Currency Exchange Rate Risk —The component stocks of the EURO STOXX 50 Index are traded and quoted in foreign currencies on non-U.S. markets. Therefore, holders of the Notes will be exposed to currency exchange rate risk with respect to the currencies in which the stocks comprising the EURO STOXX 50 Index are denominated.  Currency exchange rates may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity. If the value of the currencies in which Index components are denominated strengthens against the U.S. dollar during the term of your Notes, you may not obtain the benefit of that increase, which you would have had you owned directly the securities included in the Index.

•                Non-U.S. Securities Markets Risks—The component stocks of the EURO STOXX 50 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of the component stocks of the EURO STOXX 50 Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of such component stocks may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•                The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (see “Many Economic and Market Factors Will Impact the Value of the Notes” below), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                Additional Conflicts of Interest— In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes.  In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the Contingent Coupons (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of the Contingent Coupons you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of any Contingent Coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Index Closing Levels of the Indices on any Trading Day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Indices;

o                 the time to maturity of the Notes;

o                 the market price and dividend rate on the common stocks underlying the Indices;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events;

o                 supply and demand for the Notes; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE INDICES

Description of the EURO STOXX 50® Index

The EURO STOXX 50 Index is composed of 50 European blue-chip companies from within the Eurozone portion of the STOXX 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stock traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure; and utilities. For additional information about EURO STOXX 50  Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—EURO STOXX 50®   Index” in the accompanying index supplement.

Historical Information Regarding the EURO STOXX 50® Index

The following table sets forth the high and low Closing Levels of the EURO STOXX 50® Index, as well as end-of-quarter Closing Levels, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	4,339.23	3,431.82	3,628.06
June 30, 2008	3,882.28	3,340.27	3,352.81
September 30, 2008	3,445.66	3,000.83	3,038.20
December 31, 2008	3,113.82	2,165.91	2,447.62
March 31, 2009	2,578.43	1,809.98	2,071.13
June 30, 2009	2,537.35	2,097.57	2,401.69
September 30, 2009	2,899.12	2,281.47	2,872.63
December 31, 2009	2,992.08	2,712.30	2,964.96
March 31, 2010	3,017.85	2,631.64	2,931.16
June 30, 2010	3,012.65	2,488.50	2,573.32
September 30, 2010	2,827.27	2,507.83	2,747.90

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
December 31, 2010	2,890.64	2,650.99	2,792.82
March 31, 2011	3,068.00	2,721.24	2,910.91
June 30, 2011	3,011.25	2,715.88	2,848.53
September 30, 2011	2,875.67	1,995.01	2,140.41
December 30, 2011	2,476.92	2,090.25	2,316.55
March 30, 2012	2,608.42	2,286.45	2,477.28
June 29, 2012	2,501.18	2,068.66	2,264.72
September 28, 2012	2,594.56	2,151.54	2,454.26
December 31, 2012	2,659.95	2,427.32	2,635.93
March 31, 2013	2,749.27	2,570.52	2,624.02
June 30, 2013	2,835.90	2,511.80	2,602.60
September 30, 2013	2,936.20	2,570.76	2,893.15
December 31, 2013	3,111.37	2,902.12	3,109.00
February 21, 2014*	3,168.76	2,962.49	3,131.67

* For the period commencing January 2, 2104 and ending on February 21, 2014.

The following graph sets forth the historical performance of EURO STOXX 50® Index the based on daily Closing Levels from January 2, 2008 through February 21, 2014. The Closing Level of the EURO STOXX 50® Index on February 21, 2014 was 3,131.67.

We obtained the EURO STOXX 50® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the EURO STOXX 50® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the EURO STOXX 50® Index on any Valuation Date.  We cannot give you assurance that the performance of the EURO STOXX 50® Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Description of the Russell 2000® Index

As noted above, the Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For more information about the Russell 2000 Index, see “Non-Proprietary Indices—Equity Indices—Russell 2000® Index” in this accompanying index supplement.

Historical Information Regarding the Russell 2000® Index

The following table sets forth the high and low closing levels of the Index, as well as end-of-quarter closing levels, during the periods indicated below.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	650.96	689.95
December 30, 2011	765.43	609.49	740.92
March 31, 2012	846.13	747.28	830.30
June 30, 2012	840.63	737.24	798.49
September 30, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1,078.41	989.47	1,073.79
December 31, 2013	1,163.64	1,043.46	1,163.64
February 21, 2014*	1,181.29	1,093.59	1,164.63

* For the period commencing January 2, 2014 and ending on February 21, 2014

The following graph sets forth the historical performance of Russell 2000® Index the based on daily closing levels from January 1, 2008 through February 21, 2014. The closing level of the Russell 2000® Index on February 21, 2014 was 1,164.63.

We obtained the Russell 2000® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level of the Index on any Valuation Date.  We cannot give you assurance that the performance of the Russell 2000®  Index will result in the return of any of your principal.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

ADDITIONAL INFORMATION

If the Reference Asset is (a) a security or other financial instrument admitted to trading on a trading venue in the European Union (other than a security or other financial instrument whose principal trading venue is located outside the European Union), (b) a derivative relating to such a security or financial instrument (or to the issuer of such a security or financial instrument) or (c) a debt instrument issued by the European Union or any of its member states or any sovereign issuer that is an instrumentality or political sub-division of the European Union or any of its member states, or any derivative relating thereto (any of (a), (b) or (c) being a “European Financial Instrument”), or if the Reference Asset is an index, basket of securities or interest in an exchange traded fund or similar entity which includes one or more European Financial Instruments, then as a holder of the notes, you may be deemed to have an indirect interest in those underlying European Financial Instruments for purposes of EU Regulation No 26/2012 of 14 March 2012 on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”).  Subject to certain exceptions, the EU Short Selling Regulation prohibits investors, wherever located, from directly or indirectly making uncovered short sales of European Financial Instruments or European sovereign credit default swaps.  The EU Short Selling Regulation also requires investors, wherever located, who hold directly or indirectly a net short position in European Financial Instruments to comply with certain notification and disclosure obligations depending on the size of their net short position.  You should consult with your own legal advisers regarding any investment in the notes, as you may need to consider your investment in the notes for purposes of compliance with the EU Short Selling Regulation.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.